ITEM 77 C (iv)
A Special Meeting of Shareholders of Riggs Bond Fund,
a portfolio of Riggs Funds, was held on
September 25, 2003.  The following items, which
are required to be reported under this SUB-ITEM 77C,
were voted on at the meeting:
To approve or disapprove a proposed Agreement
and Plan of Reorganization pursuant to which
Federated Total Return Bond Fund, a portfolio
of Federated Total Return Series, Inc., would
acquire all of the assets of Riggs Bond Fund in
exchange for Institutional Service Shares of
Federated Total Return Bond Fund to be distributed
pro rata by Riggs Bond Fund to its
shareholders, in complete liquidation and termination
of Riggs Bond Fund.
         Shares voted affirmatively ..1,531,002.973
	Shares voted negatively ....      .000
	Shares abstaining .........       .000

The Definitive Proxy Statement for this Special Meeting was filed with the Securities and Exchange
Commission on August 21, 2003, and is incorporated by reference. (File No. 811-4017)